# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AvePoint, Inc., CIK 0001777921
CUSIP: 053604104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 525 WASHINGTON BLVD, SUITE 1400, JERSEY CITY, New Jersey (NJ), 07310
Date of event which requires filing of this statement: 10/24/2025
Filed by CIK 0001874612
Persons authorized to receive notices and communications: Zhijian Lu, c/o AvePoint, Inc., 525 Washington Blvd, Suite 1400, Jersey City, New Jersey (NJ), 07310, (804) 314-5903

## Reporting persons
- Lu Zhijian (CIK 0001874612): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,405,165; shared voting power 10,275,850; sole dispositive power 1,405,165; shared dispositive power 10,275,850; aggregate amount beneficially owned 11,681,015 (5.5% of the class)
  Comment: (1) Consists of (i) 131,526 shares held by the Reporting Person, (ii) 1,608,724 shares held by The Bridge Water Trust, (iii) 2,204,056 shares held by Fire Stone Family Trust, (iv) 4,854,346 shares held by KEM Phoenix, (v) 1,608,724 shares held by The Cherry Tree Trust, and (vi) 1,273,639 shares of common stock underlying options exercisable within 60 days of October 28, 2025. The Reporting Person has sole voting and dispositive power with respect to the shares held in his name and shares underlying options. The Reporting Person shares voting and dispositive power with Yan Ji with respect to shares held by Fire Stone Family Trust and KEM Phoenix. The Reporting Person shares voting and dispositive power with Jeffrey Scott Bardsley with respect to shares held by The Bridge Water Trust. Yan Ji shares voting and dispositive power with Wen Ji Bardsley with respect to shares held by The Cherry Tree Trust.
  
  (2) This percentage is calculated based upon 211,138,994 shares of Common Stock outstanding as of June 30, 2025, as disclosed by the Company in its 424(b)(5) filed with the Securities and Exchange Commission on September 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AvePoint, Inc.
Address of issuer's principal executive offices: 525 WASHINGTON BLVD, SUITE 1400, JERSEY CITY, New Jersey (NJ), 07310
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 1, 2021 (the "Schedule 13D") by the Reporting Person (as previously defined in the initial Schedule 13D) with respect to shares of Common Stock, par value $0.0001 per share ("Common Stock"), of AvePoint, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following:

Secondary Offering

On September 16, 2025, in connection with a registered secondary public offering (the "Secondary Offering") of Common Stock, the selling security holders (the "Selling Securityholders"), including the Reporting Person, entered into an underwriting agreement (the "Underwriting Agreement") with the Company Jefferies LLC, Morgan Stanley & Co. LLC, Oversea-Chinese Banking Corporation Limited and UBS Securities, LLC, as representatives of the several underwriters named on therein (collectively, the "Underwriters"). In connection with the Secondary Offering, which closed on September 18, 2025, the Reporting Person sold 7,006,428 shares of Common Stock to the Underwriters at a purchase price of approximately $15.21 per share. Under the terms of the Underwriting Agreement, the Reporting Person granted the Underwriters an option exercisable for 30 days to purchase up to an additional 1,993,550 shares of the Common Stock at the public offering price, less underwriting discounts and commission (the "Over-Allotment Option"). On October 24, 2025, the Underwriters exercised the Over-Allotment Option and purchased an additional 1,319,130 shares of Common Stock from the Reporting Person.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of such document, a copy of which is attached as an exhibit hereto and incorporated herein by reference. The terms of the Secondary Offering are further described in the Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

The description of the Underwriting Agreement included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following:

Underwriting Agreement, dated September 16, 2025, Form 8-K, File No. 251317726, Exhibit 1.1, Filing Date 9/16/2025

## Signatures
- Lu Zhijian: /s/ Zhijian Lu, Zhijian Lu (10/28/2025)